Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 2, 2012

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Bright Rock Mid Cap Growth Fund (S000029035)
Bright Rock Quality Large Cap Fund (S000029036)
Convergence Core Plus Fund (S000027238)
Heartland International Small Cap Fund (S000030101)
Gerstein Fisher Multi-Factor Growth Equity Fund (S000026998)
Performance Trust Municipal Bond Fund (S000033197)
Performance Trust Total Return Bond Fund (S000029835)

Dear Ms. Churko:

This correspondence is being filed in response to the oral comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC on June 20, 2012 regarding your review of the recent shareholder reports filed on Form N-CSR for the series of the Trust listed above (each, a “Fund,” and collectively, the “Funds”).  For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.	For all Funds, in future reports filed with the Commission please ensure that the “Related Party Transactions” note in the Notes to Financial Statements includes the following:
a.	the nature of the relationship(s) involved;
b.	a description of the transactions and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements;
c.	the dollar amounts of transactions for the period of the report and the effects of any change in the method of establishing the terms from that used in the preceding period; and
d.	amounts due from or to related parties as of the date of the report.

The Trust responds by undertaking to add the requested disclosure to the related party transactions note in future reports.

2.
The Staff notes that the Convergence Core Plus Fund had a portfolio turnover rate of 412.51% for the fiscal year ended November 30, 2011, and a portfolio turnover rate of 391.48% for the fiscal year ended November 30, 2010.  Please add disclosure to the discussion of the Fund’s principal investment strategies in the Fund’s prospectus stating that the Fund may engage in active and frequent trading, and include a discussion of the risks related to high portfolio turnover, including the tax consequences and costs of trading and the effect they will have on the Fund’s shareholders.

The Trust responds by undertaking to add disclosure in the next annual update to the Fund’s prospectus, including a statement that the Fund may engage in active and frequent trading in the discussion of the Fund’s principal investment strategies and disclosure regarding the risks of high portfolio turnover, including the tax consequences and costs of trading and the effect on the Fund’s shareholders.

3.
The Staff notes that the link to the Convergence Core Plus Fund’s statutory prospectus that is provided in the heading of the Fund’s summary prospectus posted on the Fund’s website does not link directly to the statutory prospectus or the webpage where the statutory prospectus and other Fund documents are posted.  In addition, the Staff notes that the statutory prospectus and statement of additional information linked to the summary prospectus on the Fund’s website are not the most current versions of these documents.  Please take immediate action to ensure the Fund’s summary prospectus is properly linked to other Fund documents on the Fund’s website and that current versions of the documents are used, per the requirements of Rule 498 under the Securities Act of 1933, as amended (the “Securities Act”).  Please also address the steps the Trust will take to prevent future occurrences from happening.

The Trust responds by stating supplementally that the Fund’s summary prospectus will be revised to include a more specific link to the statutory prospectus and other fund documents.  A copy of the revised summary prospectus will be filed with the Commission.  The Trust further responds by stating supplementally that the Fund’s website has been updated to ensure that the summary prospectus, prospectus, statement of additional information and other Fund documents conforms to the requirements of Rule 498 under the Securities Act, and that all Fund documents posted to the website are current versions.  The Trust further responds by stating that it has undertaken a review of the procedures with respect to the monitoring for timely updating of documents on the Fund’s website, including the extent to which testing for the proper linking of documents as required by Rule 498 under the Securities Act is performed. Upon completion of the review of procedures, the Trust will modify and/or enhance its procedures and compliance oversight in its efforts to prevent future occurrences from happening.

4.
With respect to the Statement of Assets and Liabilities for the Gerstein Fisher Multi-Factor Growth Equity Fund in its Annual Report dated November 30, 2011, please explain what is included in: (a) Other assets; (b) Payable to affiliates; and (c) Accrued expenses and other liabilities.

The Trust responds by stating supplementally that: (a) “Other assets” consist of prepaid Blue Sky fees and insurance premiums; (b) “Payable to affiliates” consists of fees owed to the fund administrator, fund accountant, transfer agent, custodian and Chief Compliance Officer; and (c) “Accrued expenses and other liabilities” consists of fees accrued for audit services, trustee fees, legal services, miscellaneous expenses, printing and mailing expenses, and registration fees.

5.
With respect to the Gerstein Fisher Multi-Factor Growth Equity Fund, the Staff notes that the Fees and Expenses of the Fund table in the Fund’s prospectus dated March 29, 2012 reflects the recoupment of previously waived management fees and/or reimbursed Fund expenses.  Please confirm whether the Fund expects to operate below the stated expense cap going forward.

The Trust responds by stating supplementally that based on its current asset size, the Fund expects to operate below the expense cap stated in the Prospectus going forward.

6.
With respect to the Semi-Annual Report to Shareholders dated August 31, 2011 for the Bright Rock Funds, please explain why risk disclosure related to investments in foreign securities and exchange-traded funds is provided on page 7 of the report, given that the Bright Rock Funds did not hold these types of investments during the period of the report.

The Trust responds by stating supplementally that the risk disclosure that appears on page 7 of the report is intended to provide a summary of risks related to the types of securities in which the Bright Rock Funds may invest.

7.
With respect to the Prospectus for the Bright Rock Funds dated June 28, 2011, please include acquired fund fees and expenses (“AFFE”) as a separate line item in the Fees and Expenses of the Fund table for the Bright Rock Mid Cap Growth Fund, and remove footnote 2 to the table entirely.  Please also confirm the calculation of the Expense Example for the Three Year, Five Year and Ten Year periods.

The Trust responds by stating supplementally that the AFFE percentage for the fiscal year ended February 28, 2011 was less than 0.01%, and as such AFFE was included in “Other Expenses” as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.  The Trust responds further by confirming that the Trust believes the Three Year, Five Year and Ten Year periods in the Expense Example to be correct, and noting that the calculation of these figures takes into account the application of the Funds’ expense caps only through May 28, 2013.

8.
With respect to the Supplement dated February 21, 2012 to the Statement of Additional Information dated December 29, 2011 for the Performance Trust Total Return Bond Fund, please explain why the supplement was applied only to the Fund’s Statement of Additional Information given that the change to the Fund’s investment strategy affects a significant amount (10%) of the Fund’s assets.

The Trust responds by stating supplementally that the supplement addressed a non-principal investment strategy of the Fund.  The disclosure in the Fund’s Prospectus is limited only to principal investment strategies.  Disclosure regarding the Fund’s non-principal investment strategies is set forth in the Fund’s Statement of Additional Information.

The Trust does not believe that a particular investment strategy is deemed a principal investment strategy solely based upon the amount of the Fund’s assets expected to be committed to that strategy.  After weighing all of the considerations set forth in Instruction 2 to Item 9 of Form N-1A, the Fund’s investment adviser determined that the Fund’s short sale strategy was a non-principal investment strategy and should therefore be disclosed in a supplement to the Fund’s Statement of Additional Information.  As of the date of this response letter, the Fund has no short positions in its portfolio.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers